Exhibit 99.4

I, , (s) Name: Date Title: Reporting Issuer Name: End date of previous financial year: Type of Reporting Issuer: Highest Trading Marketplace: (refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees) Market value of listed or quoted securities: (in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees) Equity Symbol 1st Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees ) 1/1/2023 to 3/31/2023 Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $1.470 (i) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 835,381,534 (ii) Market value of class or series (i) x (ii) = $1,228,010,854.98 (A) 2nd Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees ) 4/1/2023 to 6/30/2023 Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $1.660 (iii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 835,787,520 (iv) Market value of class or series (iii) x (iv) = $1,387,407,283.20 (B) 3rd Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees ) 7/1/2023 to 9/30/2023 Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $2.230 (v) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 851,532,538 (vi) Market value of class or series (v) x (vi) = $1,898,917,559.74 (C) Denison Mines Corp. DML Ontario Securities Commission FORM 13-502F1 CLASS 1 and CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE Amanda Willett "Amanda Willett" an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate. MANAGEMENT CERTIFICATION Vice President Legal & Corporate Secretary Amanda Willett February 29, 2024 December 31, 2023 Toronto Stock Exchange Class 1 reporting issuer Class 3B reporting issuer

4th Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees ) 10/1/2023 to 12/31/2023 Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $2.320 (vii) 0.7 Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 890,970,371 (viii) Market value of class or series (vii) x (viii) = $2,067,051,260.72 (D) 5th Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees ) n/a to Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace (ix) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period (x) Market value of class or series (ix) x (x) = $0.00 (E) Average Market Value of Class or Series (Calculate the simple average of the market value of the class or (series of security for each applicable specified trading period (i.e. A through E above)) $1,645,346,739.66 (1) Fair value of outstanding debt securities: (See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) (of OSC Rule 13-502 Fees) $0.00 (2) (Provide details of how value was determined) Capitalization for the previous financial year (1) + (2) $1,645,346,739.66 Participation Fee (For Class 1 reporting issuers, from Appendix A of OSC $59,350 Rule 13-502 Fees, select the participation fee) (For Class 3B reporting issuers, from Appendix A.1 of $0 OSC Rule 13-502 Fees, select the participation fee) Late Fee, if applicable $0.00 (As determined under section 2.7 of OSC Rule 13-502 Fees ) Total Fee Payable $59,350.00 (Participation Fee plus Late Fee) April 16, 2015 - Rule 13-502 Fees (Form 13-502F1) (Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)